SEC
Mail Processing
Section

Washington, DC
101

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1: 300|30-5-2008

Securities and Exchange Com[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

08003127

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 3M 2008 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

Enclosure
- Financial data and information for the 3M 2008 of Public Power Corporation S.A.

dw 6/11

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the three month period from January 1, 2008 to March 31, 2008

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim condensed consolidated and separate financial statements were approved by Public Power Corporation Board of Directors on May 27, 2008 and they are available in the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

	GROUP		PARENT COMPANY	
	01.01.2008 - 31.03.2008	**01.01.2007- 31.03.2007**	**01.01.2008 - 31.03.2008**	**01.01.2007- 31.03.2007**
REVENUES:				
Revenue from energy sales	1,306,573	1,155,635	1,306,573	1,155,635
Other	103,896	86,907	103,896	86,907
	1,410,469	**1,242,542**	**1,410,469**	**1,242,542**
EXPENSES :				
Payroll cost	235,588	254,235	234,064	254,132
Fuel	583,655	485,935	583,655	485,935
Depreciation and Amortization	103,691	119,840	102,503	118,645
Energy purchases	233,099	151,657	236,302	154,525
Transmission system usage	89,149	71,987	89,149	71,987
Emission allowances	23,969	4,546	23,969	4,546
Provisions	5,647	362	5,647	362
Financial expenses	51,218	43,652	51,217	43,652
Financial income	(7,400)	(4,879)	(82,688)	(4,870)
Other (income)/ expense, net	55,785	58,936	55,185	58,685
Loss of associates and joint ventures, net	3,650	-	-	-
Foreign currency (gains) / losses, net	(1,880)	(830)	(1,880)	(830)
PROFIT BEFORE TAX	**34,298**	**57,021**	**113,346**	**55,773**
Income tax expense	(4,297)	(16,022)	(4,737)	(15,634)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	**30,001**	**40,999**	**108,609**	**40,139**
Profit after tax from disposal group	-	-		998
PROFIT AFTER TAX	**30,001**	**40,999**	**108,609**	**41,137**
Earnings per share, basic and diluted	0.13	0.18	0.47	0.18
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS
AS OF MARCH 31, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	31.03.2008	**31.12.2007**	**31.03.2008**	**31.12.2007**
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,451,037	11,432,877	11,393,549	11,374,519
Software, net	22,679	21,173	22,611	21,120
Available for sale financial assets	54,213	72,453	54,213	72,453
Other non- current assets	34,850	39,119	111,752	174,439
Total non-current assets	**11,562,779**	**11,565,622**	**11,582,125**	**11,642,531**
Current Assets:				
Materials, spare parts and supplies, net	765,000	708,736	764,237	707,973
Trade and other receivables, net and other current assets	1,183,500	969,506	1,265,994	989,496
Cash and cash equivalents	144,440	196,541	51,418	28,290
Total Current Assets	**2,092,940**	**1,874,783**	**2,081,649**	**1,725,759**
Total Assets	**13,655,719**	**13,440,405**	**13,663,774**	**13,368,290**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	(947,342)	(947,342)	(947,342)	(947,342)
Reversal of fixed assets' statutory revaluation surplus included in share capital	4,175,422	4,175,422	4,150,222	4,150,222
Reserves	293,515	307,702	289,463	307,702
Retained earnings	596,181	570,240	632,437	523,827
Total Equity	**5,291,655**	**5,279,901**	**5,298,659**	**5,208,288**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,968,522	2,769,775	2,698,522	2,769,775
Provisions	455,705	454,523	455,705	454,523
Other non-current liabilities	2,659,635	2,624,861	2,660,057	2,624,744
Total Non-Current Liabilities	**6,083,862**	**5,849,159**	**6,084,284**	**5,849,042**
Current Liabilities:				
Trade and other payables and other current liabilities	1,072,595	1,087,448	1,073,224	1,087,063
Dividends payable	23,429	231	23,429	231
Short term borrowings	205,800	196,900	205,800	196,900
Current portion of interest bearing loans and borrowings	978,378	1,026,766	978,378	1,026,766
Total Current Liabilities	**2,280,202**	**2,311,345**	**2,280,831**	**2,2310,960**
Total Liabilities and Equity	**13,655,719**	**13,440,405**	**13,663,774**	**13,368,290**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

(All amounts in thousands of Euro- except share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of marketable securities	-	-	-	-	-	6,923	-	6,923	-	6,923
Net income for the period	-	-	-	-	-	-	-	-	40,999	40,999
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-		-	2	2
Balance March 31, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	44,157	208,783	252,940	428,992	5,126,355
Balance, December 31, 2007	1,067,200	106,679	45,628	4,175,422	(947,342)	53,641	208,433	262,074	570,240	5,279,901
Valuation of marketable securities	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Net income for the period	-	-	-	-	-	-	-	-	30,001	30,001
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	4,052	-	-	-	-	-	(4,052)	-
Other	-	-	-	-	-	-	-	-	(8)	(8)
Balance March 31, 2008	1,067,200	106,679	49,680	4,175,422	(917,342)	35,402	208,433	243,835	596,181	5,291,655

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of marketable securities	-	-	-	-	-	6,921	-	6,923	-	6,923
Net income for the period	-	-	-	-	-	-	-	-	41,137	41,137
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	3	3
Balance March 31, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	44,157	208,783	252,940	509,038	5,206,401
Balance, December 31, 2007	1,067,200	106,679	45,628	4,150,222	(947,342)	53,641	208,433	262,074	523,627	5,208,288
Valuation of marketable securities	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Net income for the period	-	-	-	-	-		-	-	108,609	108,609
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-		-	-	-	-
Other	-	-	-	-	-		-	-	1	1
Balance March 31, 2008	1,067,200	106,679	45,628	4,150,222	(947,342)	35,402	208,433	243,835	632,437	5,298,659

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2008 – 31.03.2008	01.01.2007 – 31.03.2007	01.01.2008 – 31.03.2008	01.01.2007 – 31.03.2007
Cash flows from operating activities				
Profit before tax from continuing operations	34,298	57,021	113,346	55,773
Profit before tax from disposal group	-	-	-	1,386
Adjustments:				
Depreciation and amortization	141,939	155,529	140,648	154,334
Amortization of customers' contributions and subsidies	(16,370)	(14,856)	(16,267)	(14,856)
Interest expense	48,440	41,146	48,439	41,146
Other adjustments	29,278	42,538	27,248	42,538
Changes in assets	(301,742)	(70,802)	(365,413)	(71,183)
Changes in liabilities	33,186	(33,108)	34,194	(31,915)
Net Cash from Operating Activities	**(30,971)**	**177,468**	**(17,805)**	**177,223**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(158,459)	(157,719)	(156,867)	(157,248)
Proceeds from customers' contributions and subsidies	35,757	43,423	35,757	43,423
Interest and dividends received	7,400	4,144	5,696	4,144
Investments	-	(445)	62,174	(150)
Net Cash used in Investing Activities	**(115,302)**	**(110,597)**	**(53,240)**	**(109,831)**
Cash Flows from Financing Activities				
Net change in short term borrowings	8,900	(45,600)	8,900	(45,600)
Proceeds from interest bearing loans and borrowings	265,000	550,000	265,000	550,000
Principal payments of interest bearing loans and borrowing	(117,804)	(517,497)	(117,804)	(517,497)
Interest paid	(61,922)	(56,515)	(61,921)	(56,515)
Dividends paid	(2)	(3)	(2)	(3)
Net Cash used in Financing Activities	**94,172**	**(69,615)**	**94,173**	**(69,615)**
Net increase/(decrease) in cash and cash equivalents	(52,101)	(2,744)	23,128	(2,223)
Cash and cash equivalents at beginning of the period	196,541	35,537	28,290	31,535
Cash and cash equivalents at the end of the period	**144,440**	**32,793**	**51,418**	**29,312**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At March 31, 2008 and 2007, the number of staff employed by the Group was approximately 24,332 and 25,955, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

At March 31, 2008 and 2007, 236 and 262 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 186 and 225 were compensated by PPC. The total payroll cost of such employees amounted to Euro 1,754 and Euro 2,069 for the three month period ended March 31, 2008 and 2007, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 67 power generating stations (32 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007), facilitates the transmission of electricity through approximately 11,700 kilometres of high voltage power lines and distributes electricity to consumers through approximately 214,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

There were no changes in legal framework for the period 01.01.2008 – 31.03.2008

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the three month period ended March 31, 2008 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2007 made publicly available.

3.1. BASIS OF PREPARATION (Continued)

The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.
The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) Approval of Financial Statements: The Board of Directors approved the accompanying financial statements for the three month period ended March 31, 2008, on May 27th, 2008.

3.2. ACCOUNTING POLICIES

The accounting policies applied to the financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2007.

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which PPC has not early adopted, as follows:

Standards and interpretations issued by the IASB and adopted by the EU

IFRS 8 'Operating Segments' (effective for annual periods beginning on or after 1 January 2009). IFRS 8 replaces IAS 14 'Segment Reporting' and adopts a management-based approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. PPC is in the process of assessing the impact of this standard on its financial statements.

IFRIC 11, IFRS 2 'Group and Treasury Share Transactions' (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity even if the entity chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity instruments granted. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent. This interpretation is not relevant to PPC.

Standards and interpretations issued by the IASB but not yet adopted by the EU

Amendment to IAS 23 'Borrowing costs' (effective for annual periods beginning on or after 1 January 2009). The benchmark treatment in the existing standard of expensing all borrowing costs to the income statement is eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalised. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE (CONTINUED)

(All amounts in thousands of Euro, unless otherwise stated)

transitional requirements of the Standard, PPC will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

IFRIC 12 'Service Concession Arrangements' (effective for annual periods beginning on or after 1 January 2008). IFRIC 12 outlines an approach to account for contractual (service concession) arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and/or an intangible asset. This interpretation is not relevant to PPC.

IFRIC 13 'Customer Loyalty Programmes' (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. This interpretation is not relevant to the PPC.

IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' (effective for annual periods beginning on or after 1 January 2008). IFRIC 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. It also explains how this limit, also referred to as the "asset ceiling test", may be influenced by a minimum funding requirement and aims to standardize current practice. This interpretation is not relevant to the PPC.

Amendments to IAS 1 'Presentation of Financial Statements' (effective for annual periods beginning on or after 1 January 2009). IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Of the main revisions are the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income"; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the balance sheet. PPC will make the necessary changes to the presentation of its financial statements in 2009.

Amendments to IFRS 2 'Share Based Payment' – Vesting Conditions and Cancellations (effective for annual periods beginning on or after 1 January 2009). The amendment clarifies two issues: The definition of 'vesting condition', introducing the term 'non-vesting condition' for conditions other than service conditions and performance conditions. It also clarifies that the same accounting treatment applies to awards that are effectively cancelled by either the entity or the counterparty. This amendment is not relevant to PPC.

Revisions to IFRS 3 'Business Combinations' and IAS 27 'Consolidated and Separate Financial Statements' (effective for annual periods beginning on or after 1 July 2009). A revised version of IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements were issued by IASB on January 10, 2008. IFRS 3R introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE (CONTINUED)

(All amounts in thousands of Euro, unless otherwise stated)

acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). IAS 27R requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests, if any.

Amendments to IAS 32 and IAS 1 Puttable Financial Instruments (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. PPC does not expect these amendments to impact its financial statements.

4. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
PPC Telecommunications S.A.	-	-	4,441	66,614
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
Total	-	-	75,761	137,934

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest	Country of Incorporation and activity	Principal Activities
	2007		
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Dio S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Tria S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Etolikos Ilios Ena S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Etolikos Ilios Dio S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	Greece	Construction, installation and operation of solar energy generation units

(All amounts in thousands of Euro, unless otherwise stated)

4. INVESTMENTS IN SUBSIDIARIES (Continued)

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A.decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process is yet to be completed.

On March 12, 2008 PPC Telecommunications' General Assembly decided to proceed to a decrease in its share capital, which amounted to Euro 62,173.

In the period 01.01.2008 – 31.03.2008, the Parent Company participated in the losses of associate companies amounted to Euro 3.7 million and which concerned LARKO, in which PPC participates by 28.6% (loss of Euro 3.4 million), PPC Renewables' associates (gain of Euro 0.1 million) and to SENCAP -- PPC's joint venture with Contour Global- (loss of Euro 0.4).

5. INVESTMENTS IN ASSOCIATES

	Group		Company	
	31.03.2008	**31.12.2007**	**31.03.2008**	**31.12.2007**
LARKO S.A.	19,046	22,487	30,800	30,800
Investments through PPC Renewables	11,655	11,540	-	-
Total	**30,701**	**34,027**	**30,800**	**30,800**

Data concerning the above mentioned associates as well as the Group's ownership interest in them as at March 31, 2008 and December 31, 2007 are as follows:

Name	Note	Ownership Interest 31.03.2008	Ownership Interest 31.12.2007	Country of Incorporation	Principal Activities
Larco S.A.		28.56%	28.56%	Greece	Metallurgical
PPC Renewables ROKAS S.A.		49%	49%	Greece	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49%	49%	Greece	Renewable energy sources
PPC Renewables DIEKAT Energy S.A.		49%	49%	Greece	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49%	49%	Greece	Renewable energy sources
PPC Renewables ELTEV AIFOROS S.A.		49%	49%	Greece	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49%	-	Greece	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	-	Greece	Renewable energy sources
Good Works S.A.		49%	-	Greece	Renewable energy sources
ORION ENERGIAKI S.A.	2	49%	-	Greece	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49%	-	Greece	Renewable energy sources
PHOIBE ENERGIAKH S.A.	2	49%	-	Greece	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49%	-	Greece	Renewable energy sources
WIND-PPC Holding N.V.		-	50% less one share	Netherlands	Telecommunication services

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN ASSOCIATES (continued)

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards. As a result, in order for the Group to apply the equity method of accounting for this associate in its December 31, 2007 consolidated financial statements, used information provided by LARCO S.A. which has been prepared under different accounting principles and methods from those used by the Group. The above mentioned basis is not in accordance with the methods prescribed in IAS 28 "Investments in associates".

In December 2007, the sale of associate Wind – PPC Holding N.V. was completed. That transaction resulted in a profit of Euro 165 million which was charged in the Group's results. In the period 01.01.2008 – 31.03.2008, PPC Telecommunications distributed dividends that amounted to Euro 77 million, approximately, and which is charged in the Parent Company's results.

6. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area.
The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of March 31, 2008 and December 31, 2007 are as follows:

	March 31, 2008		December 31, 2007	
	Receivable	Payable	Receivable	Payable
Subsidiaries				
- PPC Telecommunications S.A.	62,508	-	325	-
- PPC Renewables S.A.	2,636	(2,304)	1,547	(631)
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	-	-	-	-
- Arkadikos Ilios Ena S.A.	3	-	20	-
- Arkadikos Ilios Dio S.A.	1	-	6	-
	65,177	(2,304)	1,927	(631)
Associates				
PPC Renewables ROKAS S.A.	174	(114)	174	(96)
PPC Renewables TERNA Energiaki S.A.	196	-	196	-
PPC Renewables DIEKAT Energy S.A.	340	-	340	-
PPC Renewables MEK Energiaki S.A.	365	-	345	-
EEN VOIOTIA S.A.	928	-	464	-
- Tellas	-	-	15,603	(13,648)
- Larco (energy and ash)	30,240	(1,603)	30,413	-
- Sencap	137	-	262	-
	32,380	(1,717)	47,797	(13,744)
Other				
- HTSO	413,509	(534,511)	42,034	(71,700)
	413,509	(534,511)	42,034	(71,700)

(All amounts in thousands of Euro, unless otherwise stated)

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

PPC's transactions with its subsidiaries and its associates for the period ended March 31, 2008 and 2007 are as follows:

	31.03.2008		31.03.2007	
	Invoiced to	Invoiced from	Invoiced to	Invoiced from
Subsidiaries				
- PPC Telecommunications S.A.	9	-	9	-
- PPC Renewables S.A.	14	-	3	-
- PPC Rhodes S.A.	2	-	2	-
- PPC Crete S.A.	-	-	2	-
- Arkadikos Ilios Ena S.A.	-	-	-	-
- Arkadikos Ilios Dio S.A.	-	-	-	-
	25	-	16	-
Associates				
PPC Renewables ROKAS S.A.	-	-	-	-
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables DIEKAT Energy S.A.	-	-	-	-
PPC Renewables MEK Energiaki S.A.	-	-	-	-
EEN VOIOTIA S.A.	464	-	-	-
- Tellas	-	-	1,019	(460)
- Larco (energy and ash)	18,116	(1,347)	15,839	(1,521)
- Sencap	-	-	-	-
	18,580	(1,347)	16,858	(1,981)
Other				
- HTSO				
- Use of the transmission system	81,364	-	61,615	-
- Fees for seconded staff	3,033	-	2,875	-
- Access to and operation of transmission system	-	(89,149)	-	(71,987)
- Energy purchases	-	(156,051)	-	(109,227)
- Other services rendered	6,098	-	5,365	-
	90,495	(245,200)	69,855	(181,214)

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A.. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A..

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	March 31, 2008		March 31, 2007	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	106,433	23,805	151,183	19,334
DEPA, purchases of natural gas	193,198	67,076	161,155	51,420
	299,631	90,881	312,338	70,754

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

(All amounts in thousands of Euro, unless otherwise stated)

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Management compensation: Fees concerning management members (Board of Directors and General Managers) for the three month period ended March 31, 2008 and 2007, have as follows:

	March 31,	
	2008	2007
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	190	17
- Non-executive members of the Board of Directors	49	56
- Contributions to defined contribution plans	-	1
	239	74
Compensation of General Managers		
- Regular compensation	280	241
- Contribution to defined contribution plans	32	33
	312	274
Total	**551**	**348**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

8. DIVIDENDS

PPC's Board of Directors, during its meeting held on March 27, 2008, decided to propose to the Parent Company's Shareholders General Assembly, which will take place on June 12, 2008, the distribution of dividends for the year 2007 of Euro 23,200 (Euro 0.10 per share – full amount), which will be covered by previous years' tax reserves.

9. LOAN AGREEMENTS – REPAYMENTS

Within the three month period ended March 31, 2008 the Parent Company issued two bond series for a total amount of Euro 190 million repayable within the period 2009-2013, bearing interest at EURIBOR plus a margin.
The Board of Directors of the Parent Company has approved the issue of one bond of an amount of Euro 100 million, with one year duration. Furthermore bonds with an annual duration of a total amount of Euro 100 million were renewed for one more year.
The Parent Company disbursed an amount of Euro 75 million with a 15 year duration in accordance with a loan agreement concluded in the year 2007.
The Board of Directors of the Parent Company has approved the financing of an amount of Euro 140 million with a fifteen year duration, for which the relevant loan contract is not yet concluded.
At March 31, 2008 the available committed credit lines of the overdraft facilities amounted to Euro 340 million while the Parent Company had also Euro 100 million of uncommitted credit lines overdraft facilities. At March 31, 2008, the unused portion of all overdraft committed facilities of the Parent Company amounted to Euro 134.2 million and the unused portion of uncommitted overdraft facilities amounted to Euro 100 million.
The loan repayments for the three month period ended March 31, 2008 amounted to Euro 117,804.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003.
On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. Network rentals by PPC to Tellas as well the provision of telecommunication services by Tellas to PPC, will continue.

(b) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

(c) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at March 31, 2008 amounts to approximately, Euro 560 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 378 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 39 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 143 million, for allowances and other benefits that according to the employees should have been paid by PPC.

10. COMMITMENTS AND CONTINGENCIES (Continued)

(All amounts in thousands of Euro, unless otherwise stated)

4. **Litigation with PPC Personnel Insurance Organization (PIO):** Until March 31, 2008, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) to make a detailed report concerning management of bonds that PPC kept on behalf of PPC – PIO.

Cases under (a) has been discussed before second instance courts but PPC has filed an appeal that will be discussed before the Supreme Court in September 2008 and (b) has already been discussed before first instance courts and the process is on hold till the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, (d) has been discussed before first instance courts but a decision has not been issued, yet and (e) the first instance court has filed against PPC and within a short period of time PPC will file an appeal.

For the above amounts the Group has established provisions, which at March 31, 2008 totalled approximately Euro 149 million.

(d) Environmental Obligations: Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. On March 31, 2008, the accumulated amount of the Messochora Power Plant project amounted to Euro 273 million.

2. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

(All amounts in thousands of Euro, unless otherwise stated)

(i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

(ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

(iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

(iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.
For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007.
From October 2007 all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil.
The aforementioned measures (ii) and (iii) have been slightly delayed and their completion is expected during 2008.
The renewal of certain thermal power plants' environmental permits is expected during 2008, after the issue of the Common Ministerial Decision for the National Emissions Reduction Plan (directive 2001/80/EK).
In December 2007, a proposal for a new industrial emissions directive amending IPPC and LCP Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the

10. COMMITMENTS AND CONTINGENCIES (Continued)

(All amounts in thousands of Euro, unless otherwise stated)

limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO).

The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(e) ***CO_2 Emissions:*** The annual CO_2 emissions reports verification for 2007 for PPC's 31 bound plants has been completed successfully, by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works. The verified CO_2 emissions for all PPC's bound plants amounted to 53,074 kt CO_2. According to the common Ministerial Decision 36028/1604 (Official Gazette 1216/01.09.2006) that finalised the Greek National Allocation Plan for the first trading period 2005 – 2007, PPC has been allocated 53,610 kt CO_2 for 2007. Consequently for 2007 PPC exhibited a surplus of emission allowances.

In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants. concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012.

The CO_2 emissions of PPC's bound plants for the period 1.1.2008 – 31.03.2008 amounts to 11.3 Mt. According to recent projections, the CO_2 emissions for the remaining period 1.4.2008 – 31.12.2008 are estimated to 41.2Mt, thus the total CO_2 emissions for 2008 are estimated to 52.5Mt, approximately. It should be noted that the emissions of 2008 will be considered final by the end of March 2009, when the verification of the annual emissions reports by accredited third party verifiers will be completed.

According to CO_2 allowances allocation tables for the period 2008-2012, recently published by the Ministry for the Environment, Physical Planning and Public Works (25.02.2008), 44.3Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2008. The finalisation of the Greek National Allocation Plan for the second trading period 2008–2012 is still pending. The allocation will be considered final by the issuance of a common Ministerial Decision. According to the above mentioned allocation tables, it is estimated that PPC will exhibit a shortage of emission allowances for 2008 amounting to 8.2 Mt CO_2, between those that are expected to be allocated according to the Greek National Allocation Plan and to the estimated actual emission, out of which 1.8m tones corresponds to first quarter 2008.

(e) ***Supply and installation of a 427.4 MW power plant at Aliveri:*** On July 20, 2007 PPC received a letter from the General Administration of the Domestic Market of the European Committee referring to a complaint for the tender for supply and installation of a 427.4 MW power plant at Aliveri. In this letter it is referred that the relevant authorities have arrived at the conclusion that they do not possess evidence of a breach in Community Law on public procurements, as far as matters mentioned in the complaint

10. COMMITMENTS AND CONTINGENCIES (Continued)

(All amounts in thousands of Euro, unless otherwise stated)

were concerned. PPC's Board of Directors, in its meeting held on July 24, 2007, awarded a contract for the construction of combined cycle natural gas unit with an installed capacity of 427.4 MW, which will be located in Aliveri, to Metka S.A., the most competitive bidder. The project's cost will amount to Euro 219,160 and it must be completed within 27 months since the signing of the contract. The contract with the company was signed in October 2007.

(g) ***PPC's Investment Program*** : On November 13th, 2007, PPC's Board of Directors approved the submission of applications to both RAE and the Ministry of Development in order to obtain generation licenses for the following 5 generation stations: 1) a combined cycle natural gas fired unit with a capacity of 800 MW in Megalopolis station , 2) a lignite fired unit with a capacity of 450 MW in Meliti station, 3) a lignite fired unit using a fluidized bed technology, with a capacity of 450 MW in the Kozani-Ptolemaida area, 4) a coal-fired unit with a capacity of 700-800 MW in Aliveri, and 5) a coal-fired unit with a capacity of 700-800 MW in Larymna.

(h) ***Approval of PPC Renewables' Business Plan:*** PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.
Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were granted a generation license for a solar energy unit of a total capacity of 50MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

(i) ***Option for acquisition of DEPA shares :*** PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

11. OTHER EVENTS

a) ***CO_2 emission rights:*** PPC estimates that in 2008 there will be deficit in CO_2 emission rights between those that are expected to be allocated according to the Greek National Allocation Plan and to the estimated actual emission, of an amount of approximately Euro 8.2 million tones, out of which 1.8 million tones corresponds to 1st quarter 2008. In this context, 1st quarter's 2008 results have been affected by Euro 23.5 million.

b) ***Collective Labour Agreement :*** Since discussions between management and the employees union for a new collective labour agreement are at an initial stage, PPC's financial results for the first quarter, do not include pay increases that will result from this agreement.

11. OTHER EVENTS (Continued)

(All amounts in thousands of Euro, unless otherwise stated)

c) ***Customers' incentives:*** In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008.

Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6,000 kWh -- 12,000 kWh who reduced consumption by 6% or more.

As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, providing a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

PPC' s first quarter 2008 and 2007 financial results have not been impacted by this refund scheme, since at the time of publication of first quarter 2008 and 2007 financial statements, this impact could not be quantified .

d) ***Depreciation for the period***: Depreciation and amortisation expense in first quarter 2008 amounted to Euro 125.6 million compared to Euro 140.7 million in first quarter 2007 a reduction of Euro 15.1 million (-10.7%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

12. SIGNIFICANT EVENTS OF THE YEAR

a) ***Acquisition Program:***

(i) ***Acquisition of power plant in Bulgaria:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006.
Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian Administrative Court against the decision of the Bulgarian Privatisation Agency. Furthermore, PPC expressed its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the

12. SIGNIFICANT EVENTS OF THE YEAR (Continued)

tender's terms. SENCAP S.A., made a new proposal to the Bulgarian Privatisation Agency, which includes further investments in order to cover the new Environmental limits that Bulgarian

(All amounts in thousands of Euro, unless otherwise stated)

Authorities have set and to which SENCAP never received a reply. Despite the revised increased offer by SENCAP S.A., the Ministry of Environment and Waters informed SENCAP S.A. (October 2007) that the privatization procedure of the thermo – electric power station Bobov Dol is stopped. The relevant appeals of PPC before the Courts of Sofia in respect with the cancellation of the Privatization Agency's ruling have been finally rejected. Further appeal of PPC before the European Union is under deliberation. Meanwhile, in view of the new tender procedure for the privatization of the generation plant Bobov Dol announced by the Privatization Agency, PPC and SENCAP have filed appeals before the Courts of Sofia against the respective tender documents; however no hearing date has been scheduled to date.

(ii) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction, who supervise the course of the project and are preparing the terms of the tender.

(iii) ***Participation in FYROM's tender***: On November 1st, 2007, the Ministry of Economy of FYROM announced that SENCAP is among the companies that have been pre-qualified in the tender for the hydropower plant of Boshkov Most and will be invited to submit a bid, following the announcement of the tender rules.

13. SUBSEQUENT EVENTS

a) ***Bond issues:*** In April 2008 the Parent Company has proceeded to the issuance of a bond of an amount of Euro 100 million with one year duration.

b) ***Loan renewals:*** The Parent Company renewed bonds of one year duration of a total amount of Euro 150 million for one more year.

c) ***Approval of business collaboration with "Halyvourgiki":*** The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's installations with both units

13. SUBSEQUENT EVENTS (Continued)

embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand. The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%.

(All amounts in thousands of Euro, unless otherwise stated)

d) ***Approval of business collaboration with RWE:*** The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following: a) the development in Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. b) Natural gas in Greece and c) Renewable Energy Sources. For the last two the collaboration agreement anticipates that RWE will own 51% while PPC Renewables – a wholly owned PPC's subsidiary- will own 49%.

e) ***Appeal against the European Commission's decision regarding lignite extraction rights:*** On May 13, 2008, PPC filed an appeal before the Court of First Instance of the European Communities, against the European Commission's Decision of May 5, 2008 regarding granting, by the Hellenic Republic, of lignite extraction rights.

f) ***Initiatives by PPC relative to the modification of power generating licences by "Alouminion of Greece":*** PPC on May 13, 2008, decided to undertake initiatives (not excluding legal actions) concerning : a) the monitoring and the effective treatment of potential developments which can cause significant contortions to electricity's wholesale market and negative results for PPC due to the manner of operation of the co - generation station and the purchases of electricity by PPC from the "Alouminion of Greece" and b) the questioning of compatibility of those stipulations, by which, obligations associated with a supplier of last resort are imposed on PPC, in relation to article 3, para. 3 of Directive 2003/54/EC, especially concerning customers with a versatile alternative choice of supply.

g) ***Hiring of consultant:*** The Parent Company has hired a consultant, in order to prepare a study concerning the structure of High Voltage invoices as well as assistance through negotiations with high voltage customers.

h) ***Supply and installation of a 750-835 MW power plant at Megalopoli:*** In April 2008, the Parent Company has announced a tender for the supply and installation of a 750-835MW power plant in Megalopoli, for which the deadline for submitting offers expires in July 2008.

i) ***Adjustments of PPC's organizational structure to the European environment:*** In the period ended 31.03.2008, the study for the selection of Group PPC's organizational structure in order to adjust to the European environment was completed. From April 2008 a study concerning the adjustment of the selected structure to the Greek legal framework is in process.

j) ***PPC Telecommunications' share capital decrease:*** In April 2008, PPC Telecommunications has decided to decrease its share capital by Euro 62,173 with an equal return to the Parent Company.

(All amounts in thousands of Euro, unless otherwise stated)

14. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Mines		Generation		Transmission		Distribution		Supply		Eliminations		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	186,380	186,232	1,079,584	1,002,248	84,737	67,467	134,159	175,090	1,496,581	1,192,104	(1,570,972)	(1,380,599)	1,410,469	1,242,542
Segment result/profit	13,913	12,102	15,968	237,704	58,150	23,246	21,013	18,569	(19,878)	(190,948)	0	0	89,166	100,673
Financial expenses													(51,218)	(43,652)
Share of gain/(loss) of associates													(3,650)	0
Income Tax													(4,297)	(16,022)
Net Profit													30,001	40,999
Inter segment costs	18,269	13,012	350,976	202,275	2,339	585	0	0	1,199,388	1,164,727	(1,570,972)	(1,380,599)	0	0

(All amounts in thousands of Euro, unless otherwise stated)

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2
Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD

1 January 2008 - 31 March 2008

According to the Decision 6/448/11.10.2007 of the Hellenic Capital Market Commission' s Board of Directors

The purpose of the following data is to provide users with general financial information about the financial condition and the results of operations of Public Power Corporation S.A. and PPC Group. We recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the financial statements and the auditor's review report, when is required are published.

Company's web site: www.dei.gr
Board of Directors approval date: **May 27, 2008**

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
ASSETS				
Tangible assets	11.451.037	11.432.877	11.393.549	11.374.519
Intangible assets, net	22.679	21.173	22.611	21.120
Other non- current assets	34.850	39.119	111.752	174.439
Materials, spare parts and supplies	765.000	708.736	764.237	707.973
Trade receivables	949.723	782.658	949.535	782.658
Other current assets	233.777	186.848	316.459	206.838
Available for sale financial assets	54.213	72.453	54.213	72.453
Cash and cash equivalents	144.440	196.541	51.418	28.290
TOTAL ASSETS	**13.655.719**	**13.440.405**	**13.663.774**	**13.368.290**
EQUITY AND LIABILITIES				
Share capital	1.067.200	1.067.200	1.067.200	1.067.200
Share premium	106.679	106.679	106.679	106.679
Other equity components	4.117.776	4.106.022	4.124.780	4.034.409
Sharecapital and reserves (a)	5.291.655	5.279.901	5.298.659	5.208.288
Minority interests (b)	0	0	0	0
Total Equity (c)=(a)+(b)	5.291.655	5.279.901	5.298.659	5.208.288
Interest bearing loans and borrowings	2.968.522	2.769.775	2.968.522	2.769.775
Provisions / other non current liabilities	3.115.340	3.079.384	3.115.762	3.079.267
Short term borrowings	1.184.178	1.223.666	1.184.178	1.223.666
Other current liabilities	1.096.024	1.087.679	1.096.653	1.087.294
Total liabilities (d)	8.364.064	8.160.504	8.365.115	8.160.002
TOTAL EQUITY AND LIABILITIES (c)+(d)	**13.655.719**	**13.440.405**	**13.663.774**	**13.368.290**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.03.2008	**01.01-31.03.2007**	**01.01-31.03.2008**	**01.01-31.03.2007**
Sales	1.410.469	1.242.542	1.410.469	1.242.542
Gross operating results	194.532	233.283	194.641	233.283
Profit before tax, financing and investing activities	79.886	94.964	79.995	93.725
Profit before tax	34.298	57.021	113.346	55.773
Income tax expense	(4.297)	(16.022)	(4.737)	(15.634)
Profit after tax	30.001	40.999	108.609	40.139
Distributed to:				
Company's Shareholders	30.001	40.999	108.609	40.139
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,13	0,18	0,47	0,17
Profit before tax, financing and investing activities and depreciation and amortization	205.456	235.637	204.377	233.203

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2008	**31.03.2007**	**31.03.2008**	**31.03.2007**
Equity at the beginning of the period (01.01.2008 and 01.01.2007, respectively)	5.279.901	5.078.431	5.208.288	5.158.338
Profit after tax	30.001	40.999	108.609	40.139
Increase / (Decrease) of Share Capital	-	-	-	-
Dividends distributed	-	-	-	-
Net gains and losses recognised directly in the equity	(18.247)	6.925	(18.238)	7.924
Purchase / (Sale) of own shares	-	-	-	-
Equity at the end of the period (31.03.2008 and 31.03.2007, respectively)	**5.291.655**	**5.126.355**	**5.298.659**	**5.206.401**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.03.2008	01.01-31.03.2007	01.01-31.03.2008	01.01-31.03.2007
Cash Flows from Operating Activities				
Profit before tax from continuing operations	34.298	57.021	113.346	55.773
Profit before tax from disposal group	0	0	0	1.386
Adjustments :				
Depreciation and amortisation	141.939	155.529	140.648	154.334
Amortisation of customers' contributions and subsidies	(16.370)	(14.856)	(16.267)	(14.856)
Fair value (gain)/ loss of derivative instruments	1.489	(726)	1.489	(726)
Share of loss of associates	3.734	0	0	0
Interest income	(7 400)	(4.144)	(5.696)	(4.144)
Sundry provisions	6.378	(3.215)	6.378	(3.215)
Impairment loss on emission rights purchased	0	4.546	0	4.546
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	3.163	(395)	3.163	(395)
Unbilled revenue	21.400	45.904	21.400	45.904
Amortisation of loan origination fees	514	568	514	568
Interest expense	43.440	41.146	48.439	41.146
Increase / (Decrease) in:				
Accounts receivable, trade and other	(211.196)	(41.747)	(273.983)	(41.249)
Other current assets	(30.469)	(4.849)	(30.196)	(5.728)
Materials, spare parts and supplies	(60.077)	(24.206)	(61.234)	(24.206)
Increase/ (decrease) in:				
Trade and other payables	(111.195)	(73.621)	(109.885)	(72.428)
Other non-current liabilities	10.985	8.032	10.683	8.032
Accrued/other liabilities excluding interest	133.396	32.481	133.396	32.481
Net Cash from Operating Activities (a)	**(30.971)**	**177.468**	**(17.805)**	**177.223**

(All amounts in thousands of Euro, unless otherwise stated)

Cash Flows from Investing Activities				
Interest received	7.400	4.144	5.696	4.144
Capital expenditure of fixed assets and software	(160.943)	(164.144)	(159.355)	(164.144)
Disposal of fixed assets and software	2.484	6.425	2.488	6.896
Proceeds from customers' contributions and subsidies	35.757	43.423	35.757	43.423
Investments in subsidiaries and associates	0	(445)	62.174	(150)
Net Cash used in Investing Activities (b)	**(115.302)**	**(110.597)**	**(53.240)**	**(109.831)**
Cash Flows from Financing Activities				
Net change in short-term borrowings	8.900	(45.600)	8.900	(45.600)
Proceeds from interest bearing loans and borrowings	265.000	550.000	265.000	550.000
Principal payments of interest bearing loans and borrowings	(117.804)	(517.497)	(117.804)	(517.497)
Interest paid	(61.922)	(56.515)	(61.921)	(56.515)
Dividends paid	(2)	(3)	(2)	(3)
Net Cash used in Financing Activities (c)	**94.172**	**(69.615)**	**94.173**	**(69.615)**
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(52.101)**	**(2.744)**	**23.128**	**(2.223)**
Cash and cash equivalents at the beginning of the period	**196.541**	**35.537**	**28.290**	**31.535**
Cash and cash equivalents at the end of the period	**144.440**	**32.793**	**51.418**	**29.312**

Additional data and information:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method :

Company	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2006-2007
PPC Renewable Sources S.A.	100%	Greece	1999-2007
PPC Rhodes S.A. (formerly KOZEN HELLAS S.A.)	100%	Greece	1999-2007
PPC Telecommunications S.A.	100%	Greece	2003-2007
ARKADIKOS ILIOS 1 S.A.	100%	Greece	-
ARKADIKOS ILIOS 2 S.A.	100%	Greece	-
ARKADIKOS ILIOS 3 S.A.	100%	Greece	-
ETOLIKOS ILIOS 1 S.A.	100%	Greece	-
ETOLIKOS ILIOS 2 S.A.	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS 1 S.A	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS 2 S.A	100%	Greece	-

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. decided to dissolve the aforementioned Company and to initiate the appropriate procedures on July 1, 2006, according to international commerce law. The process for PPC Rhodes S.A. is yet to be completed.

(All amounts in thousands of Euro, unless otherwise stated)

Equity method :

Company	Note	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.		28.56%	Greece	2002 - 2007
SENCAP S.A.		50%	Greece	-
PPC RENEWABLES – TERNA ENERGIAKI S.A.		49%	Greece	2006 -2007
PPC RENEWABLES – MEK ENERGIAKI S.A.		49%	Greece	2002 -2007
PPC RENEWABLES – DIEKAT ENERGY S.A.		49%	Greece	2000 -2007
PPC RENEWABLES ROKAS A.B.E.E		49%	Greece	2003 - 2007
PPC RENEWABLES ELTEV AIFOROS S.A.		49%	Greece	2005 - 2007
GOOD WORKS S.A.		49%	Greece	-
PPC RENEWABLES EDF EN GREECE S.A.		49%	Greece	-
EEN VOIOTIA S.A.	1	46.6%	Greece	-
ORION ENERGIAKI S.A.	2	49%	Greece	-
ASTREOS ENERGIAKI S.A.	2	49%	Greece	-
PHOIBE ENERGIAKI S.A.	2	49%	Greece	-
IAPETOS ENERGIAKI S.A.	2	49%	Greece	-

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of Euro165 million, which was charged in 2007 Group's results. In Q1 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately Euro77million which is presented in the Parent Company's results.

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2007.

3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

4. Adequate provisions have been established for all litigation.

5. Total payrolls of the Group and the Parent Company number 24,332 employees and 25,955 employees as of March 31, 2008 and 2007 respectively, not including 133 and 137 employees, who work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated. At March 31, 2008 and 2007, 236 and 262 employees have been transferred to Public Sector Services (ministries etc.) out of which, 186 and 225 were compensated by PPC. The total payroll cost of such employees amounted to Euro 1,754 and Euro 2,069 for the period ended March 31, 2008 and 2007, respectively.

6. Sales and purchases of the Group and the Parent Company for the three month period ended March 31, 2008 as well as receivables and payables as of March 31, 2008 of the Group and the Parent Company, according to IAS 24 are as follows:

Amounts in thousands of Euro	Group	Company
a) Revenues	109.075	109.100
b) Expenses	246.547	246.547
c) Receivables from related parties	445.889	511.056
d) Payables to related parties	536.228	538.532
e) Key management personnel compensations	551	471
f) Receivables from key management personnel compensations	-	-
g) Payables to key management personnel compensations	-	-

7. Capital expenditure of the Group and the parent company for the three month period ended March 31, 2008 amounted to Euro 160.9 million and Euro 159.4 million, respectively.

8. From the valuation of available for sale investments at fair value as of March 31, 2008 arised loss of an amount of Euro 18,238 and Euro 18,247, that was recognized directly as a separate component of Parent Company's and Group's Equity respectively.

9. On May 13, 2008, PPC filed an appeal before the Court of First Instance of the European Communities, against the European Commission's Decision of May 5, 2008 regarding granting, by the Hellenic Republic, of lignite extraction rights.

10. Furthermore, PPC on May 13, 2008, decided to undertake initiatives (not excluding legal actions) concerning : a) the monitoring and the effective treatment of potential developments which can cause significant contortions to electricity's wholesale market and negative results for PPC due to the manner of operation of the co - generation station and the purchases of electricity by PPC from the "Alouminion of Greece" and b) the questioning of compatibility of those stipulations, by which, obligations associated with a supplier of last resort are imposed on PPC, in relation to article 3, para. 3 of Directive 2003/54/EC, especially concerning customers with a versatile alternative choice of supply.

11. PPC estimates that in 2008 it will incur a deficit of approximately 8.2 million tones in CO_2 emission rights between those that are expected to be freely allocated according to the Greek National Allocation Plan and to the estimated actual emissions, out of which approximately 1.8 million tones correspond to Q1 2008. In this context, Q1 2008 financials results have been charged with a relevant expenditure of Euro 23.5 million.

12. Provisions of the Group and the Parent Company as of March 31, 2008 are as follows :

Amounts in thousands of Euro	Group	Company
a) Provision for litigation and arbitration	423	423
b) Provision for audited by tax authorities fiscal years	-	-
c) Other provisions	5.254	5.254

13. Since discussions between management and the employees union for a new collective labour agreement are at an initial stage, PPC's Q1 2008 financial results do not include pay increases that will result from this agreement.

14. In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008. Based on this policy, it is provided a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12.000 kWh who reduced consumption, by at least 6%, compared to the consumption of the corresponding previous annual period. PPC' s Q1 2008 and Q1 2007 financial results have not been impacted by this refund scheme, since at the time of publication of Q1 2008 and Q1 2007 financial statements, this impact could not be quantified.

15. Depreciation and amortization expense in Q1 2008 amounted to Euro125.6 million compared to Euro140.7 million in Q1 2007 a reduction of Euro 15.1 million (-10.7%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

END